March 8, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Stephen Krikorian Accounting Branch Chief, Office of Information Technologies and Services

Wix.com Ltd.
Form 20-F for the Year Ended December 31, 2014, Filed March 31, 2015
File No. 001-36158

Dear Mr. Krikorian:

On behalf of our client, Wix.com Ltd., an Israeli company (the “Company”), we are submitting this letter to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 16, 2016 (the “Comment Letter”) relating to the Annual Report on Form 20-F filed by the Company on March 31, 2015 (the “Annual Report”).

Set forth below is the response of the Company to the comment in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Item 5: Operating and Financial Review and Prospects

Key Financial and Operating Metrics

Adjusted EBITDA, page 54

1.
You acknowledge that the revenue used in your non-GAAP measure is not earned. However, you refer to the measure as adjusted "earnings" before interest, taxes, depreciation, and amortization. Please tell us why you believe that a measure that is inconsistent with the concept of earnings should be identified using that term. Refer to Item 10(e)(ii)(E) of Regulation S-K.

Response:

The Company has considered the Staff’s comment and respectfully informs the Staff that it believes that its references to Adjusted EBITDA do not use “titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures” as prohibited by Item 10(e)(ii)(E) of Regulation S-K.  The Company has reached this conclusion after careful consideration of the following factors:

•
First, the Company consistently describes this non-GAAP financial measure as Adjusted EBITDA and accompanies it with clear explanations of the adjustments.  The Company believes that inclusion of the word “adjusted” puts investors on notice that they should review the adjustments made by the Company to traditional EBITDA.  The Company has clearly disclosed the fact that one of the adjustments is for the change in deferred revenues.  In addition, the Company plans to enhance that description in the manner described in the Company’s previous response.

•
Second, the above-referenced prohibition refers to the use of terms that are “the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.”  The term Adjusted EBITDA is, in itself, not “the same as” any GAAP measure; however, the Company understands that there may be a question as to whether the term is “confusingly similar” to a GAAP measure.  The Company believes that the question of confusion needs to be assessed with reference to investors and analysts that follow the Company and its peer companies.  The Company’s use of the term Adjusted EBITDA (reflecting an adjustment for deferred revenues) is consistent with the use of that term by the Company’s peers, Endurance International Group Holdings, Inc. (“Endurance”) and GoDaddy Inc. (“GoDaddy”).

The Company has provided supplementally to the Staff copies of the earnings releases of those peer Companies indexed under Tab A in the supplemental materials and related analyst reports indexed under Tab B in the supplemental materials to show the consistent application of this concept.  The Company believes that the sudden use by the Company of a term that is different from its peer companies, and from that used consistently by analysts covering those companies and the Company, would cause considerable confusion among investors and analysts.

For the sake of completeness, the Company notes that it has not included earnings releases and analyst reports for Web.com.  Web.com’s business model is different from the Company’s business model.  Web.com reflects in Adjusted EBITDA the change in the fair value of deferred revenues from its business combination activities; however, unlike the Company, Endurance and GoDaddy, Web.com does not experience the same growth in deferred revenues from period to period and so does not reflect the change in deferred revenues in Adjusted EBITDA.

•
Finally, the Company notes that the analysts that cover the Company uniformly refer to EBITDA in their own models with respect to the Company (referring to it as Adjusted EBITDA and, in one case, as Wix EBITDA).  The Company has indexed the relevant reports under Tab C in the supplemental materials.  The analysts’ definition of Adjusted EBITDA (or Wix EBITDA) tracks the Company’s definition.  Accordingly, the Company believes that its use of the term Adjusted EBITDA is not a source of confusion for analysts and, conversely, the use of a different term would likely result in confusion with respect to their understanding of the Company’s results.

The Company respectfully believes that its use of Adjusted EBITDA has not caused confusion among investors or analysts.  Any change by the Company against the background of a consistent market practice by a large number of peer companies and third party analysts covering them and the Company would significantly and adversely impact the Company’s efforts to make its results comparable to peers and easily understandable by investors.

In response to the Staff’s comment, the Company proposes to revise its disclosure to include a reconciliation between the GAAP measure ‘net loss’ and the non-GAAP measure ‘Adjusted EBITDA (including changes in deferred revenue and COGs)’. Set forth on Appendix A hereto is a draft of proposed expanded disclosure using the data contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015. In order to mitigate any confusion caused by the use by the Company of a term that is different from all of its peer companies, and from that generally used by analysts covering those companies and the Company, the Company respectfully requests to include the amended definition in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 and in applicable subsequent filings.  This is to allow sufficient time for the Company to educate investors and analysts during the upcoming quarters where it will adopt and explain this new terminology before including it in a filing of its annual report without any prior context or explanation.

2.
In addition, your disclosures do not comply with Item 10(e)(i)(C) of Regulation S-K because you do not explain to investors how they should compensate for the mixed attributes of your measure. For example, revenues are accelerated to when billed, but other line items such as expenses are not.

Response:

The Company has considered the Staff’s comment and informs the Staff that on an annual basis approximately 99% of the expenses that it incurred in 2015 were incurred when billed or within 30 days and on a quarterly basis the percentage was no lower than approximately 95% in any particular quarter.   As a result, the Company believes that there is no material adjustment required by investors in order for Adjusted EBITDA as disclosed by the Company to be a meaningful performance measure as described.  The Company proposes to add disclosure to the description of the non-GAAP measure stating as follows: “Approximately 95% or more of our expenses have historically been incurred when billed or within 30 days thereof.”

Please do not hesitate to contact the undersigned at (212) 819-8754 with any questions.

Sincerely, /s/Colin Diamond Colin Diamond

cc:	Lior Shemesh, Chief Financial Officer, Wix.com Ltd. Eitan Israeli, General Counsel, Wix.com Ltd.

Appendix A

Reconciliation of net loss to Adjusted EBITDA (including changes in deferred revenue and COGs)

2015

Net Loss	$(51,334)

Adjustments:
Interest, bank charges & other financial expenses (income), net	$2,172
Unrealized gains on hedging transactions	$1,243
Other expenses	$11
Taxes on income	$2,765
Depreciation	$4,999
Amortization	$636
Withdrawn secondary offering expenses	$-
Acquisition related expenses	$-
Share based compensation expenses	$18,733
Change in deferred revenue	$38,169
Change in deferred COGs (prepaid domain registration costs)	$(2,673)
Total adjustments	$66,055

Adjusted EBITDA (including changes in deferred revenue and COGs)	$14,721